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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
ZARLINK SEMICONDUCTOR INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

989139100

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989139100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). McLean Budden Limited on behalf of itself and its Institutional Client, Canadian Equity Growth Fund.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Toronto, Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 7,042,750

		6.	Shared Voting Power NONE

		7.	Sole Dispositive Power 7,919,750

		8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,919,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.26%

12.	Type of Reporting Person (See Instructions)

IA, CO

Item 1.

	(a)	Name of Issuer Zarlink Semiconductor Inc.

	(b)	Address of Issuer's Principal Executive Offices 400 March Road, Ottawa, Ontario Canada K2K 3H4

Item 2.

	(a)	Name of Person Filing McLean Budden Limited ("MBL") On behalf of itself and its Institutional Client, Canadian Equity Growth Fund.

	(b)	Address of Principal Business Office or, if none, Residence 145 King Street West, Suite 2525 Toronto, Ontario Canada M5H 1JH

	(c)	Citizenship MBL is a Canadian corporation

	(d)	Title of Class of Securities Common Shares

	(e)	CUSIP Number 989139100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 7,919,750.

	(b)	Percent of class: 6.26%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 7,042,750.

		(ii)	Shared power to vote or to direct the vote NONE.

		(iii)	Sole power to dispose or to direct the disposition of 7,919,750.

		(iv)	Shared power to dispose or to direct the disposition of NONE.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by MBL consist of securities beneficially owned by MBL which is a registered investment adviser (in the United States) and as an investment counselor (in Canada), which in turn include securities beneficially owned by clients of MBL, which clients may include Canadian mutual funds and pooled funds, none of which are registered under the Investment Company Act, and/or employee benefit plans, pension funds, endowment funds or other institutional clients (each an "Institutional Client").

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

Date

/s/ Barb McNeill

Signature

Barb McNeill Vice President, Administration

Name/Title